FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For 14 July 2004
Commission File Number 0-30358

ebookers plc
(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|         Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosures:

6-K ebookers announces "click to talk" technology and interactive destination content for its customers	26 July 2004	3 Pages

Final

[LOGO] ebookers

ebookers announces "click to talk" technology and
interactive destination content for its customers

London . July 26th, 2004. ebookers plc (Nasdaq: EBKR, LSE: EBR) www.ebookers.com, the pan-European online travel company, today announces further technology developments to improve customer experience and increase bookings on its websites.

Click to talk

ebookers has launched a toll-free click-to-talk facility on its UK website to give added customer support to its high value customers. ebookers' average UK transaction value is over (pound)500 ($900).

Broadband users can now keep their phone-line free by communicating with an ebookers specialist travel consultant directly over the internet. By clicking on the `click-to-talk' button on the www.ebookers.com homepage they will be automatically connected via their computer speakers and microphone.

Standard internet users will receive a toll-free call back from a specialist travel sales consultant to a telephone of their choice.

Yashish Dahiya, head of UK business ebookers plc commented: "With our customers spending such large sums of money on our long and mid haul products, this innovative free service is designed to maximise bookings by giving an extra layer of customer service and reassurance."

Interactive destination content

In another technology development to increase online bookings ebookers has signed a contract with VRX Studios inc, a wholly owned subsidiary of VRX Worldwide Inc. (TSX-V: VRW) to supply interactive destination content.

As part of the agreement, ebookers gains access to interactive destination content for key worldwide locations including industry-leading 360-degree virtual tours and interactive maps, enabling users to visually experience their proposed destination.

The new technology is currently being rolled out on ebooker's UK website.

Yashish Dahiya, commented: "This agreement with VRX offers an exciting new way of showcasing the enormous breadth of our product range. Our customers will be able to get a visual experience of destinations from the comfort of their own computers. It provides yet another compelling reason for booking with ebookers.com."

--ends--

For further information:

Cubitt Consulting (UK)
+ 44 (0)207 367 5100
Simon Barker
simon.barker@cubitt.com

Financial Relations Board (US)
Bob Leahy
+ 1 212 445 8017
bleahy@financialrelationsboard.com

ebookers plc
Oliver Strong
+44 (0) 20 7489 2239
+44 (0) 7771 934 153
oliver.strong@ebookers.com

Notes to editors

1. ebookers plc at a glance

- Leading pan-European online travel company.
- Specialising in high margin, high value, long and mid haul travel.
- Umbrella brand ebookers.com, www.ebookers.com.
- Other websites include www.travelbag.co.uk, www.bridgetheworld.com and www.mrjet.com
- Full service including hotels, cars, flights, hotels, cruise, holidays, travel insurance.
- Websites in 13 countries and 9 languages: France, UK, Ireland, Germany, Netherlands, Sweden,
   Denmark, Finland, Norway, Belgium, Austria, Spain, Switzerland.
- 900 European staff.
-Head office in UK, offices in 9 other European countries
- 700 seat low cost India Business Process Outsourcing facility, New Delhi
- High growth - 5 year CAGR of 147%
-Total transaction value of goods sold:
   2003-(pound)521m; 2002-(pound)274m; 2001-(pound)180m; 2000-(pound)102m; 1999-(pound)15m.
- Moved into profitability in 2003*
- 2003 annual adjusted profit* of (pound)1.3m (vs 2002 - loss of (pound)5.2m)
- London Stock Exchange, UK (EBR) and Nasdaq, USA (EBKR).

*	Adjusted pre-tax profit is defined as profit on ordinary activities before taxation after adding back exceptional items, amortisation of goodwill, stock compensation expenses/ credits and National Insurance relating to share options payable if employees exercise their share options

2. Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, increased competition from airlines, our ability to identify, acquire and integrate companies across Europe, our ability to significantly increase our online revenues and sales volumes, including those of acquired non-internet companies including Travelbag Holdings Limited, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in our gross mark up or in commission rates, unforeseen events affecting the travel industry such as international conflicts, terrorist activity or public health crises, a failure of our computer and communications systems, significant risks associated with transferring European business functions to our Indian Business Process Outsourcing facility and with servicing third party clients there, a decline in the supply of merchant airfares available to us, and adverse developments in U.K. or other European governmental regulation or electronic commerce. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents we file from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange and applicable law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.